December 2, 2011

John Hartz
Senior Assistant
Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fuwei Films (Holdings) Co., Ltd.
Form 20-F for the Year Ended December 31, 2010
Filed March 25, 2011
File No. 1-33176

Dear Mr. Hartz:

Fuwei Films (Holdings) Co., Ltd. (the “Company”) hereby provides responses (the “Response Letter”) to comments issued in a letter dated November 14, 2011 (the “Staff Letter”) regarding the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) filed March 25, 2011. The discussion below reflects our responses to the Staff Letter and is presented in the order of the numbered comments in the Staff Letter.  Contemporaneously herewith, we are filing Amendment No. 1 to the 20-F on Form 20-F/A (the “20-F/A”), which reflects the changes discussed below.

Form 20-F for the Year Ended December 31, 2010

Risk Factors, page 8

General

1.	In future filings, please include a risk factor about the status of current labor law changes in the PRC and the potential impact on your business and profitability.

COMPANY RESPONSE: The Company is of the view that the amended Labor Law of the People’s Republic of China (the “PRC”), which took effect on January 1, 2008 and contains certain heightened requirements with respect to employment law, does not constitute a material risk to the Company. The amended Labor Law contains new provisions which protecting the interests of the employees, including provisions which stipulate that an employer shall enter into labor contract with its employees and pay social welfare insurance which may increase our human resources costs. In addition, the amended Labor Law also states that upon expiry of the labor contract, an employer shall compensate an employees of the employer does not renew the labor contract, which may increase our operating expenses. However, to the best of the Company’s knowledge, it constantly abides by the Labor Law, as amended, and therefore does not believe the labor law provisions and any changes will have any material impact on its business or profitability.

Circumstances Under Which You Acquired Ownership of Your Main Productive Assets, page 10

2.
It is unclear whether the circumstance under which you acquired ownership of your main productive assets is related to the DMT Arbitration, or whether the arbitration just relates to an unpaid balance. Please advise and revise future filings to present a clear comprehensive discussion concerning these issues. If they are fully related, state as such. If not, clearly explain the distinction.

In any event, please note that if it is reasonably possible that you may incur material losses in excess of the amounts accrued, if any, related to either issue, please revise to so state and disclose a range of reasonably possible loss, or, if true, state that such an amount cannot be estimated.

COMPANY RESPONSE: On September 24, 2004, the People’s Court of Weifang declared Shandong Neo-Luck bankrupt due to its financial difficulties. Shandong Neo-Luck pledged its main assets for the operation of the DMT production line to Weifang Commercial Bank before its bankruptcy.

The pledged DMT production line was auctioned on October 22, 2004 by the Shandong Neo-Luck Clearance Committee. DMT subsequently sought monetary damages from Shandong Neo-Luck for approximately US $1.25 million plus interest relating to a claim of partial non-payment for the DMT production line by way of application of the ICC arbitration and the hearing was held in Geneva in November 2007. Fuwei Films (Shandong) Co. Ltd. (“Shandong Fuwei”) joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues. All parties entered into a Settlement Agreement in March 2008 and the arbitration was withdrawn by the ICC. Under the Service Agreement entered into in connection with the Settlement Agreement, Shandong Fuwei would pay an amount of US$180,000 in two installments with respect to service and spare parts. The Company made its first payment in April 2008. As of December 31, 2010, Shandong Fuwei had paid US$135,000 and still has US$45,000 left unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900,000 in RMB by delivery of a bank draft to DMT. In April 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$ 450,000 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450,000 was to be paid in installments by the end of December 2008. As of December 31, 2010, Neoluck Group had paid US$ 320,000 and still had US$130,000 outstanding to DMT.

The Company undertakes to include the above disclosure in future filings and to clarify that the two issues relate to the same equipment.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and adversely affect our business and prospects, page 17

3.	In future filings please address this issue in an up to date and more comprehensive manner, in particular discuss the impact of Circular 10 and the related Guidance concerning M&A activities.

COMPANY RESPONSE: The Company undertakes to update and expand its disclosure regarding the effects of regulations relating to offshore investment activities by PRC residents in future filings, and will discuss the impact of Circular 10 and the related guidance concerning M&A activities.

Critical Accounting Policies, page 39

Impairment of Long-Lived Assets, page 40

4.
We note that the carrying amount of your net assets significantly exceeds the market value of your company. We also note that on page 40 you state that the estimated undiscounted net cash flows exceeded the net carrying amount of assets as of December 31, 2010. In future filings, if the amount of such excess is not substantial, please disclose the amount of the estimated undiscounted net cash flows.

COMPANY RESPONSE: In future filings, if the estimated undiscounted net cash flows exceed the net carrying amount of assets and the amount of excess is not substantial, the Company undertakes to disclose the amount of the estimated undiscounted net cash flows.

Item 15. Controls and Procedures, page 77

5.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a)
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

b)
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c)
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

d)	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

e)
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

f)
We note you have identified three audit committee financial experts on page 50 of this filing. Please describe their qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

COMPANY RESPONSE:

a)
The Company carries out comprehensive internal control over financial reporting, from responsibility identification, authorization, applicable accounting policies, accounting books and records, to preparation, supervision and approval of financial statements. It believes that its internal control over financial reporting is effective. The staff in the Company’s finance department is responsible for the identification of financial reporting risks and the review and approval of the Company’s financial statements. The Company also has accounting policies with respect to its internal controls over financial reporting which the Company follows strictly. All of the Company’s consolidated financial reports are prepared in accordance with U.S. GAAP and applicable SEC rules. The Company’s Internal Control Clerk also reviews internal control over financial reporting regularly and reports to the Company’s Audit Committee.

The parties responsible for preparation of financial statements have distinct and independent responsibilities, as described in the following table:

Department or Position	Job Responsibility
Board of Directors	Approving the financial statements.
CEO	(a) Reviewing material disclosures in the consolidated financial statement and footnotes; and (b) Approving the financial statement (together with the CFO).
CFO
(a) Verifying if the conversion between accounting policies and between curries is correct and checking the completeness and accuracy of the preparation of financial statements, the notes and the related disclosure;
(b) Reviewing the consolidated financial statements and the notes;
(c) Reviewing disclosures in the consolidated financial statements and the footnotes;
(d) Reviewing material disclosures in the consolidated financial statements and the footnotes;
(e) Approving the financial statement (together with the CEO)
(f) Reviewing the financial statements and notes for deferred income tax and adjustment; and
(g) Reviewing the deferred income tax entry reflected in consolidated financial statements and footnote.

Manager of Finance Department	(a) Reviewing books and records; (b) Recording items in books and records; (c) Assisting with the preparation of the financial statements; and (d) Reviewing the tax filing form.

Accountant preparing the consolidated financial statement
(a) Converting the financial statement of each company as per US G.A.A.P.;
(b) Preparing consolidated financial statement and footnotes;
(c) Checking the checklist for financial statements prepared for us to confirm that the requisite disclosure is made in the financial statements;
(d) Editing the consolidated financial statements and the footnotes as per the auditor’s comments;
(e) Reviewing and editing the financial statement for filing; and
(f) Calculating deferred income tax.

Human Resources Department	Calculating the personal income tax of employees.
Accounting Department	(a) Reviewing the completeness of the financial statements, notes, and related disclosure; and (b) Filling in records.
Cashier
(a) Reviewing  the completeness of the financial statements, notes, and related disclosure;
(b) Assisting with the preparation of the financial statements, notes, and related disclosure; and
(c) Depositing money for the payment of taxes.

Tax Clerk	(a) Making allowance for taxes; (b) Completing and fililing the tax form; and (c) Paying taxes.

Books and records are prepared and reviewed by a member of our accounting department and then further reviewed by the manager of the finance department. At the end of each month, the manager of the finance department prepares a ledger and a consolidated ledger.

The financial statements of each subsidiary  bear the stamp or signature of the legal representative and manager of finance department who has approved such financial statements.

The consolidated financial statements are prepared by a member of our accounting department in accordance with  US GAAP, approved by our CEO and CFO reviewed by our independent auditing firm, and reviewed and approved by our board of directors. The accountant preparing our consolidated financial statements reviews the edgarized draft and finally, the financial statements are approved by our CEO and CFO for filing.

Our internal control department, together with our CEO and CEO, conduct internal control over financial reporting and report to the Audit Committee.

b)
The Company maintains its books and records for four companies: Shandong Fuwei, Fuwei Films (Holdings) Co., Ltd, Fuwei Films (BVI) Co., Ltd. and Fuwei Films USA, LLC. The books and records of  Fuwei Films (Holdings) Co., Ltd, Fuwei Films (BVI) Co., Ltd. and Fuwei Films USA, LLC are prepared according to U.S. GAAP. The books and records of Shandong Fuwei are prepared according to the accounting standards in China, which for purposes of the Company’s specific accounting is substantially similar in all aspects to US GAAP. In consolidating financial reports, we adjust the financial statements of Shandong Fuwei according to U.S. GAAP and then consolidate the adjusted financial statements with those of the rest of the companies for public filings.

The primary adjustments are as follows:

•	“Other cash” reclassified into “restricted cash”;
•	“Receivable – credit” reclassified into “advance from customer”;
•	“Receivable – debit” reclassified into “prepayment to vendors”;
•	“Other receivable – debit” reclassified into “Other receivable”;
•	“Other receivable – individual” reclassified into “Other receivable - employee”;
•	“Cost of land use right” reclassified into “lease prepayment”;
•	“Outbound freight cost” reclassified into distribution expense; and
•	“Other business income” reclassified into “cost of goods sold”.

After the adjustments are made, the adjusted financial statements are consolidated for filing with those of the rest of the companies.

c)
The financial statements of Shandong Fuwei, Fuwei Films (Holdings) Co., Ltd, Fuwei Films (BVI) Co., Ltd. and Fuwei Films USA, LLC are all prepared by the Manager and Assistant to the Manager of the Fuwei Shandong’s finance department. Each has attended trainings in U.S. GAAP. People who are responsible for the preparation are full-time employees of Shandong Fuwei. Our Manager is a certified accountant in the PRC. The Company’s internal control over financial reporting is led by our Internal Control Clerk – Our internal control clerk graduated from Shandong University of Technology in 1997, has worked as the manager of the finance departments of many companies as well as a professional for M&A transactions for almost ten years and gained rich experience in finance and investment before becoming an employee of Fuwei Films in 2007.

d)	The Company does not retain an accounting firm or similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

e)
The Company does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

f)
The three members of our Audit Committee each have a different area of expertise: Mr. Khoo for accounting, Mr. Ji for financial affairs and Mr. Jiang for legal affairs.  Their respective qualifications are as follows:

•
Mr. Tee Chuang Khoo received a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Masters Degree in Business Administration (MBA) from University of Southern California (USA) and a diploma in Accounting from the Association of International Accountants from the United Kingdom and has rich experience in accounting and management of public companies.  Mr. Khoo was a Senior Partner in Management Consulting at DENEC Management Consulting Co. Ltd. (“DENCE”) in Shanghai from October 2005 to October 2007. From November 2000 to September 2005, Mr. Khoo was a Senior Partner at Improve Management Consulting Services in Malaysia where he was responsible for reducing manufacturing costs and process improvement. Mr. Khoo was an Executive Director at JPK (M) Sdn Bhd, a Malaysian-listed company, from October 1998 to September 2000, where he assisted the Managing Director with the entire operation of the company. From November 1996 to August 1998, he was the General Manager of Broadway Group’s (a Singapore-listed company) product factories in Johor Baru, Malaysia, and in China. He also held managerial positions at the Malaysian conglomerate, The Lion Group, and he was a Human Resources Manager at Metal Box Singapore Ltd, a Singapore-listed company owned by the British Metal Box Group.

•
Mr. Chongrong Ji obtained his Master’s degree in Economics in 1999 from Shanghai Fudan University and his bachelor’s degree in international economics in 1993 from East China Normal University. He is devoted to finance, accounting and foreign exchange administration affairs in his career and has gained rich experience. Mr. Ji was the president of People’s Bank of China, Weifang City central branch from 2001 to 2004 and was the president of People’s Bank of China, Weihai City central branch from 1999 to 2001. From 1989 to 1997, Mr. Ji was the vice-president of People’s Bank of China, Weifang city central branch. He joined the State Administration of Foreign Exchange, Weifang branch as its deputy director from 1989 to 1997 and was appointed as the director of the State Administration of Foreign Exchange, Weihai branch from 1999 to 2001. Mr. Ji was the director of the State Administration of Foreign Exchange, Weifang branch from 2001 to 2004.

•
Mr. Shan Jiang is a Partner of C&I Partners Legal Firm in Beijing since 1995. Prior to that, he worked in Legal Affairs Center of China from 1986 to 1995; and he worked in maritime court office in Ministry of Communications from 1982 to 1986. Mr. Shan Jiang graduated from Renmin University of China majored in Economic Law in 1985.

Statements of Shareholders’ Equity, page F-5

6.
Your statement of shareholders’ equity does not include amounts related to your noncontrolling interest. Please revise your statements of shareholders’ equity to include your non-controlling interest. Please also ensure that you include net income (loss), which includes both net income (loss) attributable to the Company and net income (loss) attributable to non-controlling interest. Your current presentation only includes net income (loss) attributable to the Company.

COMPANY RESPONSE: The 20-F/A contains revised statements of shareholder’s equity which reflect the non-controlling interest.

Amount [of] Decrease in Construction in Progress, page F-6

7.
Please explain to us in reasonable detail how the decrease in Construction in progress resulted in a source of investing cash flows. Tell us whether this issue is related to the “retrieval of advance of equipment” noted on page 44 and/or note C. Other significant events described on page 57. In any event, please explain all three of these disclosures in better detail and if related provide appropriate references.

Please provide us, for each period presented, with a roll-forward account analysis of your construction in progress account and Plant, properties and equipment. Please explain how you relieve the CIP account and record Plant, properties and equipment and quantify all activity related to CIP for each period presented.

COMPANY RESPONSE: The Company confirms that the decrease in construction in progress resulted in a source of investing cash flows as a result of the “retrieval of advance of equipment” as noted on page 44 of the Annual Report. To be specific, the “Construction in progress” mainly refers to the Company’s costs for thick film BOPET production line from Lindauer Dornier GmbH. Since its first contract with Lindauer Dornier GmbH in 2007 was terminated and there was still some outstanding issues with the design of the production line, the Company negotiated with Lindauer Dornier GmbH and part of its down payment was refunded which resulted in decreased “Construction in progress” and was recorded as investing cash flows in its “Consolidated Statements of Cash Flow”.

This issue is also related to “other significant event” described on page 57 of the Annual Report. Due to the termination of the contract between Shandong Fuwei and Lindauer Dornier GmbH, the Company must renew its contract with other equipment vendors for procurement.

Other significant event refers to the contract between Shandong Fuwei and Lindauer Dornier GmbH, i.e., the original contract between Shandong Fuwei and Lindauer Dornier GmbH to purchase equipment for its thick film BOPET production line. This contract was entered into on January 20, 2007, and was amended on February 2, 2007 and Shandong Fuwei paid 3.1 million euros to Dornier as the down payment. However, later on, as a result of Shandong Fuwei’s inability to pay the balance of the purchase price, the contract was cancelled by Lindauer Dornier GmbH.

On March 30, 2011, Shandong Fuwei entered into a new contract with Lindauer Dornier GmbH (based on the contract in 2007) to purchase equipment for its thick film BOPET production line with a total contract price of 16.85 million euros and a delivery time from March to April 2012.

The analysis of our construction in progress account and Plant, properties and equipment is shown as follows:

Construction in Progress (amounts in thousand RMB)
Year	Year-Beginning Balance for Construction in Progress	Increase	Decrease		Year-End Balance for Construction in Progress
			Converted to Plant, properties and equipment	Others
2007	66,753	198,500	-	-	265,253
2008	265,253	103,635	49,480	-	319,408
2009	319,408	10,738	84,651	8,377	237,118
2010	237,118	1,794	98	41,621	197,193

Note: The increase in Construction in Progress is due to the amount for thick film BOPET production line; the decrease in Construction in Progress attributes to converted construction upon completion to the item of “plant, properties and equipment” as well as “others”.

In 2010, the amount decreased under “Others” was RMB 41.62 million which mainly consisted of the refund of down payment for purchasing equipment with RMB 33.90 million, and adjustment of RMB 8.33 million resulting from the finalized invoices.

In 2009, the amount decreased under “Others” was RMB 8.38 million which mainly consisted of the loss of RMB 6.55 million due to the termination of equipment purchase contract, as well as adjustment of RMB 1.83 million resulting from finalized invoices.

Plant, Properties and Equipment (amounts in thousand RMB)
Year	Year-Beginning Cost for Plant, Properties and Equipment	Plant, Properties and Equipment, Net	Increase in Cost		Decrease in Cost	Year-End Cost for Plant, Properties and Equipment	Plant, Properties and Equipment, Net
			Converted from Construction in Progress	Others
2007	314,170	250,937	-	3,887	312	317,745	228,309
2008	317,745	228,309	49,480	7,633	1,020	373,838	259,235
2009	373,838	259,235	84,651	10,229	50	468,668	318,600
2010	468,668	318,600	98	5,097	1,303	472,561	284,891

Note: The increase in plant, properties and equipment is due to converted finished construction and others directly procured.

The construction carried out by the Company is recorded as “Construction in progress”. The plant, properties and equipment the Company purchases are categorized to two kinds: to be installed and not to be installed. Those not to be installed are recorded as “Plant, Properties and Equipment” while those to be installed will not be recorded as “Plant, Properties and Equipment” until the construction is finished with all the payment collected to and settled through the construction in progress account.

 (22) Commitments and Contingencies, page F-16

(d) Legal Proceedings, page F-16

Class Action, page F-17

8.
Please note that if it is reasonably possible that you may incur material losses in excess of the amounts accrued, please revise to so state and disclose a range of reasonably possible loss, or, if true, state that such an amount cannot be estimated.

COMPANY RESPONSE: The Staff’s comment is noted, although the Company does not believe any resulting changes are required.

(e) Contingencies, page F-17

9.
Please explain to us and revise these disclosures to elaborate on the potential consequences of confiscation of the major shareholder shares by the Chinese Government. Any and all reasonably possible results should be expanded upon and this information should be provided in both the Risk Factors and on page 35 and 58.

Also we caution you that if you are currently now, or become aware of material information related to any of your existing or future contingencies, including the disposition of the majority ownership shares, you should include such information in your public filings. We would expect continuous, evolving disclosures keeping investors completely up to date on any and all material information you have about these issues and their potential impact.

COMPANY RESPONSE: At the time of the filing of the original Annual Report on Form 20-F, the potential outcomes regarding the confiscation of the major shareholder shares by the Chinese Government, or Weifang State-Owned Assets Operation Administration Company were very unclear and the Company determined that speculating regarding the timing or manner in which the Chinese Government would act was improper, based in part on the advice of PRC counsel.  Upon the completion of the confiscation in May 2011, the Company promptly disclosed by press release and Report of Foreign Issuer on Form 6-K its new status as a state-owned enterprise.

The Company will include such information once it becomes aware of material information related to any of its existing or future contingencies, including the disposition of the majority ownership shares.

The Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Xiuyong Zhang
Xiuyong Zhang
Chief Financial Officer

CC:           Mitchell S. Nussbaum, Esq.